FINANCIAL STATEMENT

SAMI Brokerage LLC
Year Ended December 31, 2025
With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-36472

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SAMI Brokerage, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2 High Ridge Park
(No. and Street)

Stamford	CT	06905
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jean Orlando	203-321-1136	jorlando@samipfd.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

700 Nicollet Mall Ste 500	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jean Orlando _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SAMI Brokerage, LLC _____, as of December 31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Jean Orlando*

Title:
Chief Financial Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

SAMI Brokerage LLC
Financial Statement

Year Ended December 31, 2025

Contents



Ernst & Young US, LLP
700 Nicollet Mall, 5th floor
Minneapolis MN 55402

Tel: +1 612 343 1000
Fax: +1 612 339 1726
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors of SAMI Brokerage LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SAMI Brokerage LLC ("the Company") as of December 31, 2025, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2001.

March 4, 2026

SAMI Brokerage LLC

Statement of Financial Condition
December 31, 2025

Assets

Cash and cash equivalents	$	73,332
Deposit with clearing organization		300,000
Income tax receivable		22,993
Total assets		396,325

Liabilities and member's equity

Payable to Spectrum Asset Management, Inc.		96,635
Accounts payable		25,066
Total liabilities		121,701
Member's equity		274,624
Total liabilities and member's equity	$	396,325

See accompanying notes.

SAMI Brokerage LLC

Notes to Financial Statement

December 31, 2025

1 . Organization and Nature of Business

SAMI Brokerage LLC (the "Company") was formed on January 2, 2019 as a Delaware limited liability company. Prior to that, the Company's operations were part of Spectrum Asset Management, Inc.("Spectrum"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("the SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. The Company provides security investment brokerage services to institutional clients. The Company clears its securities transactions on a fully disclosed basis through its clearing agent National Financial Services LLC ("NFS") and, accordingly, does not carry securities accounts for customers or perform custodial functions relating to their securities.

The Company is a wholly owned subsidiary of Spectrum, the Member, which is a wholly owned subsidiary of Principal Global Investors Holding Company (US), LLC (Principal Global). Principal Global is a wholly owned subsidiary of Principal Financial Services, Inc. (PFSI). PFSI is a wholly owned subsidiary of Principal Financial Group (PFG).

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company maintains its financial records in U.S. dollars. The financial statements are presented in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. It is possible that actual results could differ from the estimates and assumptions utilized.

SAMI Brokerage LLC

Notes to Financial Statement

December 31, 2025

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. At December 31, 2025, the Company did not have any cash equivalents.

Deposit with Clearing Organization

Cash deposited with clearing organizations represent those amounts required under the Company's clearing agreement with NFS and is considered restricted from general use.

Allowance for Credit Losses

The authoritative guidance requires entities to use a current expected credit loss model to measure impairment for most financial assets that are not recorded at fair value through net income. Under the model, the Company will estimate lifetime expected credit losses considering available relevant information about historical events, current conditions, and reasonable and supportable forecasts. The Company's evaluation included but was not limited to evaluating receivable balances within the scope of the guidance carried at book value for credit losses using judgment in determining the relevant information and estimation methods that are appropriate in its circumstances. Based on the Company's evaluation of both historical experience and evaluating future scenarios, the Company determined the likelihood of credit-related losses is extremely remote. As such, based on this scenario and the immaterial nature of receivables, the Company did not record an allowance and will regularly monitor current financial assets and assess new financial assets that are carried at book value.

Payable to NFS

The Company clears its securities transactions through NFS. As of December 31, 2025, the total amount payable to NFS (net of commission revenue and clearing and execution costs) is $1,862 and is included in Accounts Payable on the Statement of Financial Condition.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is taxed as a division of PFG at corporate rates based on existing tax laws. Current income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income taxes are provided for the tax effect of temporary differences in the financial reporting and income tax basis of assets and liabilities and net operating losses using enacted income tax rates and laws. The effect on deferred income tax assets and deferred income tax liabilities of a change in tax rates is recognized in operations in the period in which the change is enacted.

Adoption of new accounting standards

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes: Improvements to Income Tax Disclosures (Topic 740), which requires that an entity, on an annual basis, disclose additional income tax information, primarily related to the rate reconciliation and income taxes paid. The amendment in the ASU is intended to enhance the transparency and decision usefulness of income tax disclosures by requiring disaggregation of income taxes paid by major tax jurisdictions and additional detail in the rate reconciliation between the U.S. federal statutory tax rate and the effective income tax rate. The amendments in this update are effective for annual periods beginning after December 15, 2024. The Company adopted ASU No. 2023-09 for fiscal year 2025. The adoption did not have a material impact on the Company's financial statements.

3. Income Taxes

Income Tax Expense

The Company's taxable income or loss is generally included in the consolidated income tax return filed by PFG, the Company's ultimate parent.

PFG has adopted the policy of allocating income tax expense and benefits to members of its consolidated group based upon their pro rata contribution of taxable income or loss.

3. Income Taxes (continued)

For the year ended December 31, 2025, the Company received tax reimbursements from PFG related to the following jurisdictions:

Federal	$	(88,317)
State		(12,980)
Income taxes paid (net of refunds received)	$	(101,297)

Effective Income Tax Rate

The Company's provision for income taxes may not have the customary relationship of taxes to income. A reconciliation between the U.S. corporate income tax rate and the effective income tax rate is as follows for the year ended December 31, 2025:

	Amount	Percent
U.S. Federal Statutory Tax Rate	$ (96,809)	21.0%
State and Local Income Taxes, Net of Federal Income Tax Effect (1)	(10,856)	2.4
Effective income tax rate	$ (107,665)	23.4%

    (1) State taxes in California, Illinois, New York, and Florida made up the majority (greater than 50 percent) of the tax effect in this category

Unrecognized Tax Benefits

The amount of unrecognized tax benefits calculated for the Company as of December 31, 2025 is not material to the Company's financial position. Therefore, the total amount of unrecognized tax benefits, that if recognized, would affect the effective income tax rate is immaterial. The Company recognizes interest expense and penalties related to income taxes in operating expenses. The Company recognized no accumulated pre-tax interest and penalties related to unrecognized tax benefits in 2025.

SAMI Brokerage LLC

Notes to Financial Statement

December 31, 2025

3. Income Taxes (continued)

Net Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2025, no deferred taxes were recorded.

Other Tax Information

On July 4, 2025, the United States enacted Public Law 119-21. The accounting consequences of a change in tax law are required to be recognized in the period legislation is enacted. Generally, a company is also required to consider the impact of new tax law on realizability of deferred tax assets ("DTAs"), including determination of whether a change in valuation allowance is necessary. We evaluated the provisions of Public Law 119-21 and incorporated the effects into our 2025 financial statements, which were not material. We will continue to monitor developments related to the legislation and assess any future impacts as additional guidance becomes available.

The U.S. federal statute of limitations has expired for years prior to 2015. The IRS is currently auditing our U.S. federal income tax returns for tax years 2015-2018 and 2019-2022. The statutes remain open through normal statute extensions. We do not expect the results of these audits, subsequent related adjustments or developments in other tax areas for all open tax years to significantly change the possible increase in the amount of unrecognized tax benefits, but the outcome of tax reviews is uncertain and unforeseen results can occur.

We believe we have adequate defenses against, or sufficient provisions for, contested issues, but final resolution could take several years depending on whether legal remedies are pursued. Consequently, we do not believe issues that might arise in tax years subsequent to 2015 will have a material impact on our net income.

The company is disregarded for income tax purposes and is included in the Principal consolidated U.S. tax return. Under ASC 740-10-30-27A, the company made the election to reflect its allocated share of current and deferred income taxes in its separate financial statements. There was no change in methodology in recording its share of income taxes upon adoption of ASU 2019-12; therefore, no cumulative effect entries were required for 2025.

SAMI Brokerage LLC

Notes to Financial Statement

December 31, 2025

4. Related-Party Transactions

The Company has entered into an expense reimbursement agreement with Spectrum to reimburse Spectrum for certain office and administrative services that Spectrum pays on the Company's behalf. These costs are settled typically on a quarterly basis, or as agreed upon between the Company and Spectrum. As of December 31, 2025, total payable to Spectrum was $96,635.

The Company received capital infusions from its parent company to ensure compliance with regulatory capital requirements. Capital infusions totaled $237,485 for the year ended December 31, 2025.

5. Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of investment brokerage services. The Company, and therefore the single segment, derives its revenue from brokerage commissions. The accounting policies used to measure the profit and loss of the segment are the same as those described in significant accounting policies in Note 2. For additional information relating to the Company's significant accounting policies with its assets, revenues, and expenses, see Note 2. The measure of segment assets is reported on the Statement of Financial Condition as total assets. The measures of segment revenue, significant segment expense detail, and segment loss are reported on the Statement of Operations.

The Company has identified its Chief Financial Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using the Company's operational information as a whole.

6. Contingencies

The Company is subject to litigation in the ordinary course of business. The Company had no litigation related contingencies for the year ended December 31, 2025. In addition, regulatory bodies, such as the Securities and Exchange Commission (SEC), FINRA and other regulatory bodies

SAMI Brokerage LLC

Notes to Financial Statement

December 31, 2025

6. Contingencies (continued)

regularly make inquiries and conduct examinations or investigations concerning the Company's compliance with, among other things, securities laws and laws governing the activities of broker-dealers. While the outcome of any regulatory matter cannot be predicted, management does not believe it will have a material adverse effect on the Company's business or financial position.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined therein, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $251,631 which was $243,517 in excess of its required minimum net capital of $5,000. At December 31, 2025, the Company's ratio of aggregate indebtedness to net capital was .4836 to 1.

8. Subsequent Events

The Company has evaluated subsequent events through the date that the financial statements were issued. Based on this evaluation, the Company has determined that none of these events were required to be recognized or disclosed in the financial statements and related notes.